Exhibit 99.1

Athene Holding Ltd. to acquire Liberty Life Insurance Company

Greenville, South Carolina, October 22, 2010 — Royal Bank of Canada (RY on TSX and NYSE) today announced that Athene Holding Ltd. has agreed to acquire Liberty Life Insurance Company, the U.S. life insurance business of RBC Insurance for US$628.1 million. The transaction is subject to regulatory approvals and customary closing conditions, and is expected to close in early 2011. RBC expects that the transaction will result in a loss of approximately US$115 million under Canadian generally accepted accounting principles (GAAP) on both a pre and after tax basis.

Immediately following the closing of the acquisition, Liberty Life will reinsure its life and health insurance business to Birmingham, Alabama-based Protective Life Insurance Company and a portion of its annuities to Athene Life Re Ltd., a Bermuda based subsidiary of Athene Holding Ltd.

In its U.S. GAAP reconciliation, RBC expects to show that the transaction will result in a loss of approximately US$405 million on both a pre and after tax basis. The variation between the Canadian and U.S. GAAP loss amounts is largely attributable to accounting differences in the valuation of actuarial liabilities.

The amounts of the Canadian GAAP and U.S. GAAP losses are based on current estimates and are subject to change.

About RBC Insurance

RBC Insurance provides a wide range of life, health, travel, home, auto and reinsurance products as well as creditor insurance services to more than five million clients in Canada, the U.S. and internationally. These products and services are offered through a wide variety of distribution channels, including the telephone, retail insurance branches, independent brokers, travel agents, a proprietary sales force and the Internet. More information is available at www.rbcinsurance.com.

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About RBC

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada’s largest bank as measured by assets and market capitalization, and among the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. We employ approximately 78,000 full- and part-time employees who serve close to 18 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 51 other countries. For more information, please visit rbc.com.

Forward Looking Statements

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release may be deemed to be forward-looking statements under certain securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the acquisition of Liberty Life Insurance Company, the U.S. life insurance business of RBC Insurance, by Athene Holding Ltd., Liberty Life’s intention to reinsure its life and health insurance business to Protective Life Insurance Company and a portion of its annuities to Athene Life Re Ltd. and Royal Bank of Canada’s expected losses relating to this transaction. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee” “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could”, or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions and other forward-looking information, including statements about the acquisition of Liberty Life Insurance Company by Athene Holding Ltd., Liberty Life’s intention to reinsure its life and health insurance business to Protective Life Insurance Company and a portion of its annuities

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to Athene Life Re Ltd. and Royal Bank of Canada’s expected losses relating to this transaction will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to the possibility that the proposed transaction does not close when expected or at all because required regulatory or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, that Royal Bank of Canada, Athene Holding Ltd., Protective Life Insurance Company or Athene Life Re Ltd. may be required to modify the terms and conditions of the proposed transaction to achieve regulatory approval, or that the anticipated benefits of the transaction are not realized as a result of such things as the strength of the economy and competitive factors in the areas where Liberty Life Insurance Company does business; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial judgments and legal proceedings; the ability of Athene Holding Ltd., Protective Life Insurance Company and Athene Life Re Ltd. to complete the transaction; reputational risks, and other factors that may affect future results of RBC including changes in trade policies, timely development and introduction of new products and services, changes in tax laws, and technological and regulatory changes. We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in our Q3 2010 Report to Shareholders and 2009 Annual Report.

Except as required by law, Royal Bank of Canada assumes no obligation to update the forward-looking statements contained in this press release.

Media contacts:

Kerry Gaetano, RBC, 905-816-5583

Gillian McArdle, RBC, 416-974-5506

Analyst contacts:

Josie Merenda, RBC, 416-955-7803

Karen McCarthy, RBC, 416-955-7809